

Mail Stop 4720

December 13, 2016

<u>Via E-mail</u>
Randal R. Greene
President and Chief Executive Officer
Bay Banks of Virginia, Inc.
100 South Main Street
Kilmarnock, VA 22482

> **Re:** **Bay Banks of Virginia, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 6, 2016**
> **File No. 333-214921**

Dear Mr. Greene:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Lee G. Lester, Esq.